EXHIBIT 4.2

QRS CORPORATION

FIRST AMENDMENT TO THE RIGHTS AGREEMENT

FIRST AMENDMENT TO THE RIGHTS AGREEMENT, dated as of February 18, 2003 (the “Amendment”), by and among QRS Corporation, a Delaware corporation (the “Company”), and Mellon Investors Services LLC, as rights agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent entered into the Rights Agreement dated as of October 17, 2002 (the “Rights Agreement”).

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company desires to amend certain provisions of the Rights Agreement as described below.

WHEREAS, all necessary actions to make this Amendment a valid agreement of the Company and the Rights Agent in accordance with its terms and a valid amendment to the Rights Agreement have been completed.

NOW THEREFORE, for and in consideration of the premises and mutual agreements herein set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

I.	DEFINITION OF TERMS

Unless the context otherwise requires:

1.  a term defined in the Rights Agreement has the same meaning when used in this Amendment;

2.  capitalized terms used herein that are not otherwise defined herein shall have the meaning assigned to such terms in the Rights Agreement;

3.  references to Sections mean reference to such Sections in the Rights Agreement, unless stated otherwise; and

4.  rules of construction applicable pursuant to the Rights Agreement are also applicable herein.

II.	AMENDMENT TO THE RIGHTS AGREEMENT

The Rights Agreement is amended so as to amend and restate the definition of the term “Acquiring Person” in Section 1 in its entirety as follows:

“Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of Common Stock of the Company then outstanding, but shall not include the

Company, any Subsidiary (as such term is hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding shares of Common Stock of the Company for or pursuant to the terms of any such plan; provided, however, that Brown Capital Management, Inc., together with all Affiliates and Associates (collectively, “Brown Capital”) shall not be deemed an “Acquiring Person” until such time as Brown Capital shall be the Beneficial Owner of 17.5% or more of the shares of Common Stock of the Company then outstanding. Notwithstanding the foregoing:

(i)  no Person shall become an “Acquiring Person” as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the shares of Common Stock of the Company then outstanding or with respect to Brown Capital, 17.5% or more of the shares of Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Common Stock of the Company then outstanding or with respect to Brown Capital, 17.5% or more of the shares of Common Stock then outstanding, as a result of any such acquisition of shares of Common Stock by the Company and shall, after such acquisition of shares by the Company, become the Beneficial Owner of any additional shares of Common Stock of the Company (other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Common Stock of the Company are treated equally), then such Person shall be deemed to be an “Acquiring Person” hereunder;

(ii)  no Person who, alone or together with all Affiliates and Associates of such Person, was, at the time of the public announcement by the Company of the declaration by its Board of Directors on October 17, 2002 of the dividend distribution of the Rights, the Beneficial Owner of 15% or more of the Common Stock of the Company then outstanding (or with respect to Brown Capital, 17.5% or more of the Common Stock then outstanding) shall be deemed to have become an Acquiring Person unless and until such time as such Person or any Affiliate or Associate of such Person thereafter becomes the Beneficial Owner of any additional shares of Common Stock of the Company (other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Common Stock of the Company are treated equally); and

(iii)  if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person” pursuant to this definition of “Acquiring Person” has become such inadvertently, and such Person has divested or divests as promptly as practicable a sufficient number of shares of Common Stock of the Company so that such Person would no longer be an “Acquiring Person,” then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purpose of this Agreement.”

III.	MISCELLANEOUS

A.	Ratification of Rights Agreement.

The Rights Agreement as amended by this Amendment, is in all respects ratified and confirmed, and this Amendment shall be deemed part of the Rights Agreement in the manner and to the extent herein and therein provided and every holder of Rights Certificates (and prior to the Distribution Date, shares of Common Stock of the Company) shall be bound hereby.

B.	Governing Law.

This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts to be made and performed entirely within such state, without regard to the choice-of-law or conflict-of-laws principles of any jurisdiction; provided however, that all provisions regarding the rights, duties, obligations and immunities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

C.	Severability.

In case any one or more of the provisions in this Amendment shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

D.	Counterparts.

This Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

E.	Effectiveness.

This Amendment shall be binding when executed by the Company and the Rights Agent and the amendments to the Rights Agreement contained herein shall be deemed effective as of October 17, 2002.

F.	Rights Agent Not Responsible for Recitals.

The recitals herein contained are made by the Company and not by the Rights Agent, and the Rights Agent assumes no responsibility for the correctness thereof. The Rights Agent makes no representation as to the validity or sufficiency of this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the date first written above.

QRS CORPORATION

By:	/s/ JOHN C. PARSONS, JR.
	Name:	John C. Parsons, Jr.
	Title:	Senior Vice President, Chief Financial Officer

MELLON INVESTORS SERVICES, LLC as Rights Agent

By:	/s/ DAVID ALTSCHUL
	Name:	David Altschul
	Title:	Client Service Manager

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